Exhibit 99.1

Huazhu Group Limited Announces Change of Chief Executive Officer

and Appointment of President

SHANGHAI, China, September 16, 2021 -- Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu” or the “Company”), a world-leading hotel group, today announced that Mr. Qi Ji will step down as chief executive officer of the Company for personal reasons, effective October 1, 2021. Mr. Ji will continue to serve as the chairman of the board of directors of the Company (the “Board”).

Mr. Hui Jin, currently the president of the Company, will succeed Mr. Ji as chief executive officer of the Company, effective October 1, 2021. Mr. Jin joined the Company in 2005 and has successively served as the Company’s director of the Development Department, vice president, executive vice president and president, respectively. Prior to joining Huazhu, Mr. Jin worked at Shanghai Home Inns Hotels Management Limited as regional development manager from March 2004 to December 2004. Mr. Jin received his executive master’s degree from China Europe International Business School in August 2014, and his bachelor of science degree in psychology from the East China Normal University in July 2000.

Ms. Xinxin Liu, currently the chief digital officer of the Company, will be appointed as the president of the Company. Ms. Liu joined the Company in 2012 and has successively served as the Company’s chief information officer and chief digital officer, respectively. She was the founder and chief executive officer of H-World Information and Technology Co., Ltd., an IT company incubated by the Company in November 2013. Prior to joining Huazhu, Ms. Liu worked at Alcatel-Lucent Shanghai Bell from July 1999 to September 2012. Ms. Liu received her master of business administration degree from Fudan University in January 2008, and her bachelor’s degree in economic information management from Beijing Technology and Business University (formerly known as Beijing Business Academy) in June 1999.

Commenting on Mr. Jin and Ms. Liu’s appointments, Mr. Ji said “Hui is the first employee of the Company and has been with the Company since 2005. He has shown strong loyalty and commitment to the Company and has made significant contributions to the Company’s hotel network expansion over the last sixteen years. His dedications and contributions have led us to successfully grow into one of the largest hotel groups in the world. Xinxin has been playing an instrumental role in the Company’s digitalization and technology development since 2012. With her efforts and expertise, Huazhu has built industry-leading technology capability, which has become one of our key competitive edges. After their years of hard work, I have full confidence in them, and believe that they will be a strong leadership team for Huazhu in its next chapter of growth.”

Speaking about their new appointments, Mr. Hui Jin said, “It is a great honor to continue my career at Huazhu as its chief executive officer. I will work closely with the Board and the management team to carry on the momentum and growth, and drive the company forward.” Ms. Xinxin Liu added, “I am very honored to continue my career at Huazhu as president. I will continually utilize my expertise to further strengthen Huazhu’s technology and operation capability to support its long-term growth strategies. I will work closely with Mr. Hui Jin and the management team to lead Huazhu to achieve its next stage of growth.”

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of June 30, 2021, Huazhu operated 7,126 hotels with 692,284 rooms in operation in 17 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel and CitiGO Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of June 30, 2021, Huazhu operates 15 percent of its hotel rooms under lease and ownership model, and 85 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995

The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

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